Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Shore Gold announces the appointment of Corporate Communications
    Manager

    Stock Symbol: SGF: TSX

    SASKATOON, March 31 /CNW/ - Kenneth E. MacNeill, President and CEO of
Shore Gold Inc. ("Shore" or the "Company"), is pleased to announce the appointment of Mr. Wade MacBain as Corporate Communications Manager.
    Mr. MacBain has worked within the Corporate Development group within
Shore since August of 2001. Mr. MacNeill stated, "Wade has been an integral part of getting our Company's message out to our shareholders, prospective investors and mining analysts since joining the Company and I am confident in his ability to manage the activities associated with this role in the future".
    Shore is also announcing the resignation of Mr. George Sanders, Vice
President Corporate Development and wishes to express its gratitude for his contributions to the Company over the past three years and wish him success in his future endeavors.

    %CIK: 0001283176

    /For further information: please contact: Kenneth E. MacNeill, President
& CEO or Harvey J. Bay, COO, CFO at (306) 664-2202/
    (SGF.)

CO:  Shore Gold Inc.

CNW 17:09e 31-MAR-06